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                                                                       EXHIBIT F

                            SHELL SELLS ITS INTEREST
                            IN ENTERPRISE PRODUCTS GP

         HOUSTON (Sept. 15, 2003) -- Shell US Gas & Power LLC, an affiliate of the Royal Dutch/Shell Group, announced today the sale of its 30 percent interest in Enterprise Products GP, LLC, which is the general partner of Enterprise Products Partners L.P. (NYSE: "EPD"). Shell sold its interest to an affiliate of Enterprise Products Company, and as a result affiliates of that entity now own 100 percent of the general partner.

         The sale is part of the Royal Dutch/Shell Group's ongoing program of portfolio rationalization. Terms of the transaction were not disclosed.

         In conjunction with the sale, Shell's designated directors are resigning from the Board of Directors of Enterprise Products GP. The resigning directors include Augustus Y. Noojin, III, President and CEO, Shell US Gas & Power LLC; Jeri Eagan, Regional Finance Director - EP Americas, Shell Energy Resources Company; and Jorn A. Berget, Regional Production Director - EP Americas, Shell Energy Resources Company.

         Shell and Enterprise Products Partners' operating units expect to continue to work closely together in their joint commercial operations. Shell and Enterprise now have joint interests in five major Gulf of Mexico pipeline operations, and Enterprise facilities process the majority of Shell's Gulf of Mexico natural gas production.

         "Our commercial relationship with Enterprise Products Partners has been mutually beneficial, and we will continue to explore opportunities to extend that relationship," said Gus Noojin, Shell US Gas & Power President and CEO.

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